Exhibit 12.1
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges

Quarter Ended
March 31, 2010
Including Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(974)
Plus:
Fixed Charges (excluding capitalized interest)	66,015

Total Earnings	$65,041

Fixed Charges:
Interest expensed and capitalized	$65,426
Amortized premiums, discounts, and capitalized expenses related to indebtedness	41
An estimate of the interest component within rental expense	548

Total Fixed Charges	$66,015

Ratio of Earnings to Fixed Charges	(A)

Excluding Interest on Deposits

(Loss) Earnings:
Pre-tax loss from continuing operations	$(974)
Plus:
Fixed Charges (excluding capitalized interest)	39,315

Total Earnings	$38,341

Fixed Charges:
Interest expensed and capitalized	$38,726
Amortized premiums, discounts, and capitalized expenses related to indebtedness	41
An estimate of the interest component within rental expense	548

Total Fixed Charges	$39,315

Ratio of Earnings to Fixed Charges	(A)

(A)	Due to the Company’s pre-tax loss for the quarter ended March 31, 2010 the ratio coverage was less than 1:1. The Company would have to generate additional earnings of $1.0 million to achieve a ratio of 1:1 during the first quarter of 2010.